UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

333-185282-02
(Commission File Number)

Volkswagen Auto Loan Enhanced Trust 2013-1

(Exact name of Issuing Entity as specified in its charter)

Volkswagen Auto Lease/Loan Underwritten Funding, LLC

(Exact name of registrant as specified in its charter)

VW Credit, Inc.

(Exact name of Sponsor as specified in its charter)

State of Delaware	11-3650483 46-6540982
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Nos.)

2200 Ferdinand Porsche Drive Herndon, Virginia	20171
(Address of principal executive offices of registrant)	(Zip Code)

(703) 364-7000

(Registrant’s telephone number, including area code)

Volkswagen Auto Loan Enhanced Trust 2013-1

0.20000% Auto Loan Asset Backed Notes, Class A-1

0.37% Auto Loan Asset Backed Notes, Class A-2

0.56% Auto Loan Asset Backed Notes, Class A-3

0.78% Auto Loan Asset Backed Notes, Class A-4

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date:     0

Form 15 (VALET 2013-1)

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the undersigned has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 21, 2016	Volkswagen Auto Lease/Loan Underwritten Funding, LLC

	By:	/s/ William Horwath
	Name:	William Horwath
	Title:	President & Treasurer

	By:	/s/ David Rands
	Name:	David Rands
	Title:	Assistant Treasurer

Volkswagen Auto Loan Enhanced Trust 2013-1
By: VW Credit, Inc., as Administrator

	By:	/s/ William Horwath
	Name:	William Horwath
	Title:	Treasurer

	By:	/s/ David Rands
	Name:	David Rands
	Title:	CFO

Form 15 (VALET 2013-1)